File No. 812-

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

APPLICATION FOR AN ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

KAYNE ANDERSON MLP/MIDSTREAM INVESTMENT COMPANY, KAYNE ANDERSON MIDSTREAM/ENERGY FUND, INC., KAYNE ANDERSON BDC, LLC, KAYNE ANDERSON CAPITAL INCOME PARTNERS (QP), L.P., KAYNE ANDERSON INCOME PARTNERS, L.P., KAYNE ANDERSON INFRASTRUCTURE INCOME FUND, L.P., KAYNE ANDERSON MIDSTREAM ENERGY FUND, LTD., KAYNE ANDERSON MIDSTREAM INSTITUTIONAL FUND, L.P., KAYNE ANDERSON MLP FUND, L.P., KAYNE ANDERSON REAL ASSETS FUND, L.P., KAYNE EQUITY YIELD STRATEGIES, L.P., KAYNE SELECT MIDSTREAM RECOVERY FUND, L.P., KAYNE GLOBAL INFRASTRUCTURE FUND, L.P., KAYNE RENEWABLE ENERGY INCOME FUND, L.P., ENERGY INFRASTRUCTURE FUND, L.P., KA SPECIAL K, L.P., KAYNE ANDERSON REAL ESTATE DEBT, L.P., KAYNE ANDERSON REAL ESTATE DEBT II, L.P., KAYNE ANDERSON REAL ESTATE DEBT III, L.P., KAYNE SENIOR CREDIT FUND II, L.P., KAYNE SENIOR CREDIT II OFFSHORE FUND, L.P., KAYNE SENIOR CREDIT FUND III, L.P., KAYNE SENIOR CREDIT III OFFSHORE FUND, L.P., KAYNE KS CREDIT FUND, L.P., KAYNE SOLUTIONS FUND, L.P., KAYNE SOLUTIONS OFFSHORE FUND, L.P., KAYNE MULTIPLE STRATEGY FUND, L.P., KANTI (QP), L.P., KAYNE ANDERSON NON-TRADITIONAL INVESTMENTS, L.P., KARBO, L.P., KAYNE LIQUID CREDIT FUND, L.P., KAYNE OPPORTUNISTIC LIQUID CREDIT FUND, L.P., KA CREDIT ADVISORS, LLC, KA FUND ADVISORS, LLC, KAYNE ANDERSON CAPITAL ADVISORS, L.P.

1800 Avenue of the Stars

Third Floor

Los Angeles, CA 90067

(310) 282-7900

Please direct all communications, notices and orders to:	Copies to:

David Shladovsky Kayne Anderson Capital Advisors, L.P. 1800 Avenue of the Stars, Third Floor Los Angeles, CA 90067 (310) 282-7900	Wendell M. Faria Paul Hastings LLP 875 15th Street, NW Washington, D.C. 20005 (202) 551-1758

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

KAYNE ANDERSON MLP/MIDSTREAM INVESTMENT COMPANY, KAYNE ANDERSON MIDSTREAM/ENERGY FUND, INC. AND KA FUND ADVISORS, LLC

811 Main Street, 14th Floor
Houston, TX 77002

KAYNE ANDERSON BDC, LLC, KAYNE SENIOR CREDIT FUND II, L.P., KAYNE SENIOR CREDIT II OFFSHORE FUND, L.P., KAYNE SENIOR CREDIT FUND III, L.P., KAYNE SENIOR CREDIT III OFFSHORE FUND, L.P., KAYNE KS CREDIT FUND, L.P., KAYNE SOLUTIONS FUND, L.P., KAYNE SOLUTIONS OFFSHORE FUND, L.P., KAYNE MULTIPLE STRATEGY FUND, L.P., KAYNE ANDERSON REAL ESTATE DEBT, L.P., KAYNE ANDERSON REAL ESTATE DEBT II, L.P., KAYNE ANDERSON REAL ESTATE DEBT III, L.P. AND KA CREDIT ADVISORS, LLC

KAYNE ANDERSON CAPITAL INCOME PARTNERS (QP), L.P., KAYNE ANDERSON INCOME PARTNERS, L.P., KAYNE ANDERSON INFRASTRUCTURE INCOME FUND, L.P., KAYNE ANDERSON MIDSTREAM ENERGY FUND, LTD., KAYNE ANDERSON MIDSTREAM INSTITUTIONAL FUND, L.P., KAYNE ANDERSON MLP FUND, L.P., KAYNE ANDERSON REAL ASSETS FUND, L.P., KAYNE EQUITY YIELD STRATEGIES, L.P., KAYNE SELECT MIDSTREAM RECOVERY FUND, L.P., KAYNE GLOBAL INFRASTRUCTURE FUND, L.P., KAYNE RENEWABLE ENERGY INCOME FUND, L.P., ENERGY INFRASTRUCTURE FUND, L.P., KA SPECIAL K, L.P., KANTI (QP), L.P., KAYNE ANDERSON NON-TRADITIONAL INVESTMENTS, L.P., KARBO, L.P., KAYNE LIQUID CREDIT FUND, L.P., KAYNE OPPORTUNISTIC LIQUID CREDIT FUND, L.P., AND KAYNE ANDERSON CAPITAL ADVISORS, L.P.

1800 Avenue of the Stars, Third Floor
Los Angeles, CA 90067

Application for an Order under Sections 17(d) and 57(i) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940 Permitting Certain Joint Transactions Otherwise Prohibited by Sections 17(d) and 57(a)(4) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940

I.

SUMMARY OF APPLICATION

A.	Overview

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act or “Act”), and Rule 17d-l promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by either or both of Sections 17(d) and 57(a)(4) as modified by the exemptive rules adopted by the Commission under the 1940 Act:

•	Kayne Anderson MLP/Midstream Investment Company (“KYN”), an externally managed registered investment company that is classified as a non-diversified closed-end investment company under the Act;

•	Kayne Anderson Midstream/Energy Fund, Inc. (“KMF”), an externally managed registered investment company that is classified as a non-diversified closed-end investment company under the Act;

•	Kayne Anderson BDC, LLC (“KA BDC”), an externally managed Affiliated Fund that intends to make an election pursuant to Section 54(a) of the Act to be regulated as a BDC;

•	Affiliated Funds (defined below), including the Existing Affiliated Funds listed on Schedule A hereto;

•

KA Credit Advisors, LLC (“KA Credit”), an investment adviser registered under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), which serves as the investment adviser to KA BDC and to future BDCs, on behalf of itself and its successors;[1]

[1]	For the purposes of the requested Order, a “successor” includes an entity or entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

•	KA Fund Advisors, LLC (“KAFA”), an investment adviser registered under the Advisers Act, which serves as the investment adviser to each of KYN and KMF, on behalf of itself and its successors;

•

Kayne Anderson Capital Advisors, L.P. (“KACALP” or “Kayne Anderson”), an investment adviser registered under the Advisers Act, which serves as investment adviser to the Affiliated Funds, on behalf of itself and its successors; and

•

Proprietary investment entities and accounts (the “KA Proprietary Accounts” [2] and, together with KYN, KMF, KA BDC, the Affiliated Funds, KA Credit, KAFA, and KACALP, the “Applicants”), each on behalf of itself and its successors.

The relief requested in this application (the “Application”) would allow a Regulated Fund (defined below) (or any Wholly Owned Investment Sub (defined below) of such Regulated Fund), one or more other Regulated Funds (or any Wholly Owned Investment Sub of such Regulated Fund) and/or one or more Affiliated Investors to participate in the same investment opportunities where such participation would otherwise be prohibited under Section 17(d) or 57(a)(4) of the Act and the rules thereunder. All existing entities that currently intend to rely on the Order have been named as Applicants, and any existing or future entities that may rely on the Order in the future will comply with the terms and conditions set forth below in this Application (the “Conditions”).

B.	Defined Terms

For the purposes of this Application (and except as otherwise provided herein):

“Adviser” means any Existing Adviser and any Future Adviser (defined below); provided that an Adviser serving as a sub-adviser to an Affiliated Fund is included in this term only if such Adviser controls the entity. The term Adviser does not include any primary investment adviser to an Affiliated Fund (defined below) or a Regulated Fund (defined below) whose sub-adviser is an Adviser, except that such primary investment adviser is deemed to be an Adviser for purposes of Conditions 2(c)(iv), 13 and 14 only. The primary investment adviser to an Affiliated Fund or a Regulated Fund whose sub-adviser is an Adviser will not source any Potential Co-Investment Transactions under the requested Order.

“Affiliated Fund” means any Existing Affiliated Fund or other investment fund (a) whose investment adviser or sub-adviser is an Adviser, and (b) that either (i) would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act or (ii) relies on Rule 3a-7 under the Act (together with each such entity’s direct and indirect wholly owned subsidiaries); provided that an entity sub-advised by an Adviser is included in this term only if such Adviser serving as sub-adviser controls the entity.

“Affiliated Investor” means (a) any Affiliated Fund or (b) any KA Proprietary Account.

[2]

Applicants currently do not plan to allow any existing KA Proprietary Account to participate in a Co-Investment Transaction under the terms and conditions of the requested Order, if granted. Applicants, however, request relief to permit existing and future KA Proprietary Accounts to participate in a future Co-Investment Transaction under the terms and conditions of the requested Order.

“Available Capital” means (a) for each Regulated Fund, the amount of capital available for investment determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix, and other investment policies and restrictions set from time to time by the Board of the applicable Regulated Fund or imposed by applicable laws, rules, regulations or interpretations, and (b) for each Affiliated Investor (excluding KA Proprietary Accounts), the amount of capital available for investment determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix, and other investment policies and restrictions set by the Affiliated Investor’s directors, general partners or adviser or imposed by applicable laws, rules, regulations or interpretations.

“BDC” means a business development company, as defined in Section 2(a)(48) of the 1940 Act, that has elected pursuant to Section 54(a) of the 1940 Act to be regulated as a business development company subject to the provisions of Sections 55 through 65 of the 1940 Act.3

“Board” means the board of directors (or the equivalent management persons) of a Regulated Fund.

“Board-Established Criteria” means criteria that the Board of a Regulated Fund may establish from time to time to describe the characteristics of Potential Co-Investment Transactions regarding which the Adviser to the Regulated Fund should be notified under Condition 1. The Board-Established Criteria will be consistent with the Regulated Fund’s Objectives and Strategies. If no Board-Established Criteria are in effect, then the Regulated Fund’s Adviser will be notified of all Potential Co-Investment Transactions that fall within the Regulated Fund’s then-current Objectives and Strategies. Board-Established Criteria will be objective and testable, meaning that they will be based on observable information, such as industry/sector of the issuer, minimum earnings before interest, taxes, depreciation and amortization (“EBITDA”) of the issuer, asset class of the investment opportunity or required commitment size, and not on characteristics that involve a discretionary assessment. The Adviser to the Regulated Fund may from time to time recommend criteria for the Board’s consideration, but Board-Established Criteria will only become effective if approved by a majority of the Independent Directors. The Independent Directors of a Regulated Fund may at any time rescind, suspend or qualify its approval of any Board-Established Criteria, though Applicants anticipate that, under normal circumstances, the Board would not modify these criteria more often than quarterly.

“Code” means the Internal Revenue Code of 2017, as amended.

“Co-Investment Security” means a security that was purchased or otherwise acquired in a Co-Investment Transaction.

“Co-Investment Transaction” means any transaction in which a Regulated Fund (or its Wholly Owned Investment Sub) participated together with one or more Affiliated Investors, and/or one or more other Regulated Funds (or its Wholly Owned Investment Sub) in reliance on the Order.

“Disposition” means the sale, exchange or other disposition of an interest in a security of an issuer.

“Eligible Directors” means, with respect to a Regulated Fund and a Potential Co-Investment Transaction, the members of the Regulated Fund’s Board eligible to vote on that Potential Co-Investment Transaction under Section 57(o) of the Act.

[3]

A BDC is defined in Section 2(a)(48) of the 1940 Act to mean any closed-end investment company that (A) is organized under the laws of, or has its principal office and place of business in, a State, (B) operates for the purpose of making investments in securities described in Sections 55(a)(1) through 55(a)(3) and makes available significant managerial assistance with respect to the issuers of such securities, and (C) has elected pursuant to Section 54(a) to be subject to the provisions of Sections 55 through 65 of the 1940 Act.

“Existing Advisers” means KA Credit, KAFA, and KACALP.

“Existing Affiliated Fund” means an investment fund listed on Schedule A hereto (a) whose investment adviser or sub-adviser is an Adviser, and (b) that either (i) would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act or (ii) relies on Rule 3a-7 under the Act (together with each such entity’s direct and indirect wholly owned subsidiaries); provided that an entity sub-advised by an Adviser is included in this term only if such Adviser serving as sub-adviser controls the entity.

“Existing Regulated Funds” means KYN, KMF, and KA BDC.

“Follow-On Investment” means an additional investment in the same issuer, including, but not limited to, through the exercise of warrants, conversion privileges or other rights to purchase securities of the issuer.

“Future Adviser” means any future investment adviser that (a) controls, is controlled by or is under common control with Kayne Anderson, (b) (i) is registered as an investment adviser under the Advisers Act or (ii) is a relying adviser of an investment adviser that is registered under the Advisers Act and that controls, is controlled by or is under common control with Kayne Anderson, and (c) is not a Regulated Fund or a subsidiary of a Regulated Fund.

“Future Regulated Fund” means a closed-end investment company (a) that will be registered under the Act or will elect pursuant to Section 54(a) of the Act to be regulated as a BDC, and (b) whose investment adviser or sub-adviser will be an Adviser.

“Independent Director” or “Non-Interested Director” means a member of the Board of any relevant entity who is not an “interested person” as defined in Section 2(a)(19) of the Act. No Independent Director of a Regulated Fund will have a financial interest in any Co-Investment Transaction, other than indirectly through share ownership in one of the Regulated Funds.

“JT No-Action Letters” means SMC Capital, Inc., SEC Staff No-Action Letter (Sept. 5, 1995); Massachusetts Mutual Life Insurance Company, SEC Staff No-Action Letter (June 7, 2000); and Massachusetts Mutual Life Insurance Company, SEC Staff No-Action Letter (July 28, 2000).

“KA Proprietary Account” means any other existing or future person that (a) controls, is controlled by, or is under common control with KACALP other than by reason of a discretionary investment advisory agreement, and (b) may hold various financial assets in a principal capacity.

“Objectives and Strategies” means with respect to any Regulated Fund, its investment objectives and strategies, as described in its most current filings with the Commission under the Securities Act of 1933, as amended (the “Securities Act” or “1933 Act”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Act, and its most current report to stockholders.

“Potential Co-Investment Transaction” means any investment opportunity in which a Regulated Fund (or its Wholly Owned Investment Sub) could not participate together with one or more Affiliated Funds and/or one or more other Regulated Funds (or its Wholly Owned Investment Sub) without obtaining and relying on the Order.

“Pre-Boarding Investments” are investments in an issuer held by a Regulated Fund as well as one or more Affiliated Funds, one or more KA Proprietary Accounts and/or one or more other Regulated Funds that were acquired:

(a) prior to participating in any Co-Investment Transaction;

(b) in transactions in which the only term negotiated by or on behalf of such funds or accounts was price; and

(c) either: (i) in reliance on one of the JT No-Action Letters, or (ii) in transactions occurring at least 90 days apart and without coordination between the Regulated Fund and any Affiliated Investor or other Regulated Fund.

“Private Placement Transaction” means a transaction in which the offer and sale of securities by the issuer are exempt from registration under the Securities Act.

“Regulated Funds” means (a) the Existing Regulated Funds and (b) the Future Regulated Funds.

“Required Majority” means a required majority, as defined in Section 57(o) of the Act.4

“RIC” means a registered investment company that has elected to be treated for tax purposes as a “regulated investment company” under the Code.

“SBIC Subsidiary” means a Wholly Owned Investment Sub that is licensed by the Small Business Administration (the “SBA”) to operate under the Small Business Investment Act of 1958, as amended (the “SBA Act”), as a small business investment company (an “SBIC”).

“Tradable Security” means a security that meets the following criteria at the time of Disposition:

(a) it trades on a national securities exchange or designated offshore securities market as defined in rule 902(b) under the Securities Act;

(b) it is not subject to restrictive agreements with the issuer or other security holders; and

(c) it trades with sufficient volume and liquidity (findings as to which are documented by an Adviser to any Regulated Funds holding investments in the issuer and retained for the life of the Regulated Fund) to allow each Regulated Fund to dispose of its entire position remaining after the proposed Disposition within a short period of time not exceeding 30 days at approximately the value (as defined by Section 2(a)(41) of the Act) at which the Regulated Fund has valued the investment.

“Wholly Owned Investment Sub” means any entity (a) that is wholly owned by a Regulated Fund (with such Regulated Fund at all times holding, beneficially and of record, 100% of the voting and economic interests); (b) whose sole business purpose is to hold one or more investments and issue debt on behalf or in lieu of such Regulated Fund (and, in the case of an SBIC Subsidiary, maintain a license under the SBA Act and issue debentures guaranteed by the SBA); (c) with respect to which such Regulated Fund’s Board has the sole authority to make all determinations with respect to the entity’s participation under the Conditions to this Application; and (iv) that either (i) would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act or (ii) relies on Rule 3a-7 under the Act.

[4]	In the case of a Regulated Fund that is a registered closed-end investment company, the Board members that make up the Required Majority will be determined as if the Regulated Fund were a BDC subject to Section 57(o) of the Act.

II.

APPLICANTS

A.	Kayne Anderson MLP/Midstream Investment Company (KYN)

KYN is a Maryland corporation that is structured as an externally managed, non-diversified closed-end investment company. KYN’s outstanding shares of common stock are listed on the New York Stock Exchange (the “NYSE”).

KYN’s Objectives and Strategies are to obtain a high after-tax total return by investing at least 85% of its total assets in energy-related partnerships and their affiliates (collectively, “MLPs”), and in other companies that, as their principal business, operate assets used in the gathering, transporting, processing, storing, refining, distributing, mining or marketing of natural gas, natural gas liquids, crude oil, refined petroleum products or coal (“Midstream Energy Companies”).

The Board of Directors of KYN (the “KYN Board”) is comprised of eight directors, six of whom are Independent Directors of KYN.

B.	Kayne Anderson Midstream/Energy Fund, Inc. (KMF)

KMF is a Maryland corporation that is structured as an externally managed, non-diversified closed-end investment company. KMF’s outstanding shares of common stock are listed on the NYSE.

KMF’s Objectives and Strategies are to provide a high level of total return with an emphasis on making quarterly cash distributions to its stockholders. KMF’s investments focus on equity securities of MLPs that principally own and operate assets used in energy logistics, including, but not limited to, assets used in transporting, storing, gathering, processing, distributing, or marketing of natural gas, natural gas liquids, crude oil or refined products and Midstream Energy Companies.

KMF has elected to be treated as a RIC under the Code, and to operate in a manner so as to qualify for the tax treatment applicable to RICs.

The Board of Directors of KMF (the “KMF Board”) is comprised of eight directors, six of whom are Independent Directors of KMF.

C.	Kayne Anderson BDC, LLC (KA BDC)

KA BDC is a Delaware limited liability company that intends to elect to be regulated as a business development company pursuant to Section 54(a) of the Act and be subject to the provisions of Sections 55 through 65 of the Act.

The Objectives and Strategies of KA BDC are to generate current income and, to a lesser extent, capital appreciation primarily through debt investments in U.S. middle-market companies. KA BDC intends to achieve its investment objective by investing primarily in first lien senior secured, unitranche and split-lien loans to private U.S. middle-market companies.

The Board of Directors of KA BDC (the “KA BDC Board”) is comprised currently of one sole director for organizational purposes.

D.	The Affiliated Funds

The Affiliated Funds are investment funds each of whose investment adviser or sub-adviser is an Adviser and each of which would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act or relies on Rule 3a-7 under the Act. A list of the Existing Affiliated Funds is included on Schedule A hereto.

E.	KA Credit Advisors, LLC (KA Credit)

KA Credit, which is registered as an investment adviser under the Advisers Act, was established to serve as investment adviser to KA BDC and any Future Regulated Fund that will elect to be regulated as a BDC under the 1940 Act. KA Credit is responsible for originating prospective investments, conducting research and due diligence investigations on potential investments, analyzing investment opportunities, negotiating and structuring investments and monitoring the investments and portfolio companies of KA BDC on an ongoing basis. KA Credit uses an investment team of portfolio managers to review and approve investments for KA BDC. Key members of that investment team currently include Doug Goodwillie, Co-Head of Private Credit at Kayne Anderson and Ken Leonard, Co-Head of Private Credit at Kayne Anderson.

KA Credit has developed a robust allocation process as part of its overall compliance policies and procedures. If the requested Order is granted, KA Credit intends to establish additional allocation procedures consistent with the terms and conditions of this Application. In particular, KA Credit would present each Potential Co-Investment Transaction and the proposed allocation to the KA Credit investment team for its approval. If the KA Credit investment team approves this investment for KA BDC, the investment and all relevant allocation information would then be presented to the KA BDC Board for its approval in accordance with the Conditions of this Application.

F.	KA Fund Advisors, LLC (KAFA)

KAFA, which is registered as an investment adviser under the Advisers Act, serves as investment adviser to KYN and KMF and is responsible for implementing and administering the investment strategies of each of these entities. KACALP is the sole managing member of KAFA. KAFA’s investment team of portfolio managers consists of those individuals named as portfolio managers from time to time in the publicly available periodical reports, press releases and other disclosure documents for KYN and KMF.

KAFA’s investment team is responsible for reviewing and approving investments for each of KYN and KMF. KAFA has developed a robust allocation process as part of its overall compliance policies and procedures. Under the terms and conditions of the Application, if the requested Order were granted, KAFA would present a Potential Co-Investment Transaction and the proposed allocation to KAFA’s investment team for its approval. If KAFA’s investment team approved an investment for KYN or KMF, as applicable, the investment and all relevant allocation information would then be presented to the KYN Board or the KMF Board, as applicable, for its approval in accordance with the Conditions of this Application. Other Advisers will implement similarly robust allocation procedures that will ensure that all Potential Co-Investment Transactions that any other Adviser considers for an Affiliated Fund will also be presented to each Adviser to a Regulated Fund in compliance with Condition 1. Any other Adviser to a Regulated Fund will be registered as an investment adviser under the Advisers Act.

G.	Kayne Anderson Capital Advisors, L.P. (KACALP)

KACALP, which is registered as an investment adviser under the Advisers Act, serves as investment adviser to each of the Existing Affiliated Funds. As of June 30, 2018, investment vehicles and other client accounts managed or advised by KACALP and the other Existing Advisers had approximately $28 billion of assets under management.

H.	The KA Proprietary Accounts

The KA Proprietary Accounts, from time to time, may hold various financial assets in a principal capacity, including investments in Co-Investment Transactions in accordance with the terms and conditions of the requested Order, if granted.

III.

ORDER REQUESTED

The Applicants request an Order of the Commission under Sections 17(d) and 57(i) under the 1940 Act, and Rule 17d-1 under the 1940 Act to permit, subject to the terms and Conditions set forth below in this Application, one or more Regulated Funds to participate in Co-Investment Transactions with one or more other Regulated Funds and/or one or more Affiliated Investors.

The Regulated Funds and the Affiliated Investors seek relief to invest in Co-Investment Transactions because such Co-Investment Transactions would otherwise be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act. This Application seeks relief in order to (i) enable the Regulated Funds and the Affiliated Investors to avoid the practical difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-Investment Transaction that arises in the future, and (ii) enable the Regulated Funds and the Affiliated Investors to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

A.	Section 17(d) and Section 57(a)(4)

Section 17(d) of the 1940 Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the 1940 Act), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such other participant. Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Similarly, with regard to BDCs, Section 57(a)(4) of the 1940 Act prohibits certain persons specified in Section 57(b) of the 1940 Act from participating in a joint transaction with a BDC or a company controlled by a BDC in contravention of rules adopted by the Commission. In particular Section 57(a)(4) of the 1940 Act applies to:

•	any director, officer, employee, or member of an advisory board of a BDC, or any person (other than the BDC itself) who is an affiliated person of the forgoing pursuant to Section 2(a)(3)(C) of the 1940 Act; or

•	any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with, a BDC,[5] or any person who is an affiliated person of any of the forgoing within the meaning of Section 2(a)(3)(C) or (D) of the 1940 Act.

Section 2(a)(3)(C) of the 1940 Act defines an “affiliated person” of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(9) of the 1940 Act defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9) of the 1940 Act a person who beneficially owns, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company. The Commission and its staff on a number of occasions have expressed their belief that an investment adviser controls the fund that it advises, absent compelling evidence to the contrary.6

[5]	Excluded from this category are the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not otherwise be under common control with the BDC.
[6]	See e.g., In re Investment Company Mergers, SEC Rel. No. IC-25259 (Nov. 8, 2001); In re Steadman Security Corp., 46 S.E.C. 896, 920, n.81 (1977) (observing that “[t]he investment adviser almost always controls the fund. . . Only in the very rare case where the adviser’s role is simply that of advising others who may or may not elect to be guided by his advice…can the adviser realistically be deemed not in control”).

A Regulated Fund’s participation in a Co-Investment Transaction, in the manner described in this Application, would be prohibited by Section 17(d) or 57(a)(4) and Rule 17d-1 without a prior exemptive order of the Commission. Each Regulated Fund may be deemed to be an affiliated person of another Regulated Fund or Affiliated Fund within the meaning of Section 2(a)(3)(C) by reason of common control because (i) an Adviser manages and may be deemed to control each Existing Regulated Fund and Existing Affiliated Fund, (ii) an adviser will manage and may be deemed to control any Future Regulated Fund or Future Affiliated Fund, and (iii) the Advisers are in a control relationship with each other. Similarly, each KA Proprietary Account may be deemed to be an affiliated person of a Regulated Fund, or an affiliated person of such person, by virtue of being in a control relationship with the Regulated Fund within the meaning of Section 2(a)(3)(C) or having a relationship of the type described in Sections 2(a)(3)(D) or 2(a)(3)(A) or (B) with an Adviser to a Regulated Fund. As a result, a Regulated Fund and one or more other Regulated Funds and/or one or more Affiliated Funds or KA Proprietary Accounts would be prohibited from participating in Co-Investment Transactions by the proscriptions set forth in Sections 17(d) or 57(a)(4) of the 1940 Act, and Rule 17d-1 of the 1940 Act.

B.	Rule 17d-1

Rule 17d-1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) of the 1940 Act and made applicable to BDCs by Section 57(i) of the 1940 Act. Section 57(i) of the 1940 Act provides that, until the Commission prescribes rules under Section 57(a)(4) of the 1940 Act for BDCs, the Commission’s rules under Section 17(d) of the 1940 Act applicable to registered closed-end investment companies will apply to BDCs. Because the Commission has not adopted any rules under Section 57(a)(4) of the 1940 Act, Rule 17d-1 under the 1940 Act applies to BDCs.

Applicants seek relief pursuant to Rule 17d-1 under the 1940 Act, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d-1 under the 1940 Act, the Commission is directed by Rule 17d-1(b) under the 1940 Act to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement at issue is consistent with provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The Commission has stated that Section 17(d) of the 1940 Act, upon which Rule 17d-1 under the 1940 Act is based, and upon which Section 57(a)(4) of the 1940 Act was modeled, was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions that do not present the dangers of overreaching.7 The Court of Appeals for the Second Circuit has provided a similar rationale for the purpose behind Section 17(d), noting that “[t]he objective of [Section] 17(d) . . . is to prevent . . . injuring the interest of stockholders of registered investment companies by causing the company to participate on

[7]	See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed. Sec. L. Rep., Extra Edition (May 29, 1992) at 488 et seq.

a basis different from or less advantageous than that of such other participants.”8 Congress has also acknowledged that the protective system established by the enactment of Section 57 is “similar to that applicable to registered investment companies under section 17 of the 1940 Act, and rules thereunder, but is modified to address concerns relating to unique characteristics presented by business development companies.”9

Applicants believe that the terms and conditions of the Application would ensure that the conflicts of interest that Sections 17(d) and 57(a)(4) of the 1940 Act were designed to prevent would be adequately addressed and the standards for an order under Rule 17d-1 under the 1940 Act would be met.

C.	Protections Provided by the Proposed Conditions

Applicants believe that the terms and conditions of the requested Order will ensure that shareholders of a Regulated Fund that makes investments in Co-Investment Transactions would be adequately protected and that a Regulated Fund’s participation in Co-Investment Transactions would at all times be consistent with the purposes and policies of the 1940 Act. In particular, the Conditions, as outlined below, are designed to ensure that each Regulated Fund would participate in Co-Investment Transactions only when these investments are consistent with the interests of shareholders of that fund and consistent with the investment needs and abilities of that Regulated Fund.

1.	Order Placement and Allocation

The Conditions impose various duties on the Advisers with respect to Co-Investment Transactions and Potential Co-Investment Transactions by the Regulated Funds. These duties include determining whether an investment in a Co-Investment Transaction is appropriate for a Regulated Fund, the appropriate level of investment that the Regulated Fund may make, and providing information to the Board of the Regulated Fund. In addition, when considering Potential Co-Investment Transactions for a Regulated Fund, the applicable Adviser is required by the Conditions to consider the Objectives and Strategies, any Board-Established Criteria, Available Capital, and other pertinent factors applicable to that Regulated Fund. As described herein, each Affiliated Investor may also have investment objectives and strategies that are similar to or overlap with the Objectives and Strategies of a Regulated Fund. To the extent there is an investment that falls within the Objectives and Strategies of one or more Regulated Funds (including any Board-Established Criteria) and the investment objectives and strategies of one or more of the Affiliated Investors, the Advisers would expect such Regulated Funds and Affiliated Investors to co-invest with each other based on Available Capital, as discussed below.10 The participation of a Regulated Fund in a Potential Co-Investment Transaction may be approved only by a Required Majority of the directors of the Board that are Eligible Directors.11

[8]	See Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969).
[9]	See H. Rep. No. 96-1341, 96th Cong., 2d Sess. 45 (1980) reprinted in 1980 U.S.C.C.A.N. 4827.
[10]	The Regulated Funds, however, will not be obligated to invest, or co-invest, when investment opportunities are referred to them.
[11]	In the case of a Regulated Fund that is a registered closed-end investment company, the Board members that make up the Required Majority will be determined as if the Regulated Fund were a BDC subject to Section 57(o) of the Act.

Each Adviser’s investment team approves client allocations based on that Adviser’s allocation policy through which the Adviser carries out its obligation under Condition 1 to make a determination as to the appropriateness of a Potential Co-Investment Transaction for each Regulated Fund. In the case of a Potential Co-Investment Transaction, the applicable Adviser applies its allocation policies and procedures in determining the proposed allocation for the applicable Regulated Fund consistent with the requirements of Condition 2(a). Each Adviser has developed a robust allocation process as part of its overall compliance policies and procedures. Each Adviser’s allocation process is designed to allocate investment opportunities fairly and equitably among its clients over time. While each client of an Adviser may not participate in each investment opportunity because, for example, the client’s allocation would be less than its minimum investment size, over time each such client participates in investment opportunities fairly and equitably.

All Advisers are subject to the same robust allocation process. As a result, all Potential Co-Investment Transactions that are presented to any Adviser that manages a Regulated Fund or Affiliated Fund eligible to participate in a Potential Co-Investment would also be presented to each Adviser advising or sub-advising a Regulated Fund eligible to participate in the Potential Co-Investment. As required by Condition 1, this Adviser would make an independent determination of the appropriateness of the investments for such Regulated Fund. Applicants believe, therefore, that these allocation policies and procedures will ensure the Applicants’ ability to comply with the Conditions with respect to Affiliated Investors for which an Adviser serves as investment adviser.

The Conditions include a restriction on the extent to which the KA Proprietary Accounts could participate in a Potential Co-Investment Transaction. As provided in Condition 16, the KA Proprietary Accounts will not be permitted to invest in a Potential Co-Investment Transaction except to the extent the demand from the Regulated Funds and the Affiliated Funds is less than the total investment opportunity. If the aggregate orders for a Potential Co-Investment Transaction by the Regulated Funds and Affiliated Funds are less than the amount of the investment opportunity, a KA Proprietary Account will then be permitted to participate in the Potential Co-Investment Transaction in a principal capacity. If the aggregate orders for a Potential Co-Investment Transaction are equal to or more than the amount of the investment opportunity, a KA Proprietary Account will not participate in the investment opportunity. The Advisers’ allocation procedures will include provisions to reflect the limitation set forth in Condition 16.

The Conditions ensure that each Regulated Fund would participate in a Co-Investment Transaction on an equal footing with each other Regulated Fund and Affiliated Investor, including having identical terms, conditions, price, class of securities purchased, and registration rights for investments the Regulated Fund makes in a Co-Investment Transaction as any other Regulated Fund or Affiliated Investor that participates in the Co-Investment Transaction. However, the settlement date for an Affiliated Fund in a Co-Investment Transaction may occur up to ten business days after the settlement date for a Regulated Fund, and vice versa, for one of two reasons.

First, this may occur when the Affiliated Fund or Regulated Fund is not yet fully funded. When the Affiliated Fund or Regulated Fund desires to make an investment, it must call capital from its investors to obtain the financing to make the investment and, in these instances, the notice requirement to call capital could be as much as ten business days. Accordingly, if a fund has called committed capital from its investors but the investors have not yet funded the capital calls, it may need to delay settlement during the notice period. Second, delayed settlement may also occur where, for tax or regulatory reasons, an Affiliated Fund or Regulated Fund does not purchase new issuances immediately upon issuance but only after a short seasoning period of up to ten business days. Nevertheless, in all cases, (i) the date on which the commitment of the Affiliated Funds and Regulated Funds is made will be the same even where the settlement date is not, and (ii) the earliest settlement date and the latest settlement date of any Affiliated Fund or Regulated Fund participating in the transaction will occur within ten business days of each other.

Applicants believe that an earlier or later settlement date does not create any additional risk for the Regulated Funds. As described above, the date of commitment will be the same and all other terms, including price, will be the same. Further, the investments by the Regulated Funds and the Affiliated Funds will be independent from each other, and a Regulated Fund would never take on the risk of holding more of a given security than it would prefer to hold in the event that an Affiliated Fund or another Regulated Fund did not settle as expected.

2.	Follow On Investments

Under the Conditions, each Regulated Fund would have the ability to make Follow-On Investments through a Co-Investment Transaction or in a Co-Investment Security only to the extent that various terms designed to ensure that the Regulated Fund would participate or decline to participate in a manner that is fair and equitable are met.

The Order would divide these Follow-On Investments into two categories depending on whether the Regulated Funds and Affiliated Investors holding investments in the issuer previously participated in a Co-Investment Transaction with respect to the issuer and continue to hold any securities acquired in a Co-Investment Transaction for that issuer. If such Regulated Funds and Affiliated Investors have previously participated in a Co-Investment Transaction with respect to the issuer and continue to hold any securities acquired in a Co-Investment Transaction for that issuer, then the terms and approval of the Follow-On Investment would be subject to the process discussed below and governed by Condition 8. These Follow-On Investments are referred to as “Standard Review Follow-On Investments.” If such Regulated Funds and Affiliated Investors have not previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Follow-On Investment would be subject to the “onboarding process” discussed below and governed by Condition 9. These Follow-On Investments are referred to as “Enhanced Review Follow-On Investments.”

a.	Standard Review Follow-On Investments

A Regulated Fund may participate in Standard Review Follow-On Investments either with the approval of the Required Majority using the procedures required under Condition 8(c) or, where certain additional requirements are met, without Board approval under Condition 8(b).

A Regulated Fund may participate in a Standard Review Follow-On Investment without obtaining the prior approval of the Required Majority if it is (i) a Pro Rata Follow-On Investment or (ii) a Non-Negotiated Follow-On Investment.

A “Pro Rata Follow-On Investment” is a Follow-On Investment (i) in which the participation of each Regulated Fund and each Affiliated Investor is proportionate to its outstanding investments in the issuer or security, as appropriate,12 immediately preceding the Follow-On Investment, and (ii) in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund’s participation in the pro rata Follow-On Investment as being in the best interests of the Regulated Fund. The Regulated Fund’s Board may refuse to approve, or at any time rescind, suspend or qualify, its approval of Pro Rata Follow-On Investments, in which case all subsequent Follow-On Investments will be submitted to the Regulated Fund’s Eligible Directors in accordance with Condition 8(c).

[12]

To the extent that a Follow-On Investment opportunity is in a security or arises in respect of a security held by the participating Regulated Funds and Affiliated Investors, proportionality will be measured by each participating Regulated Fund’s and Affiliated Investor’s outstanding investment in the security in question immediately preceding the Follow-On Investment using the most recent available valuation thereof. To the extent that a Follow-On Investment opportunity relates to an opportunity to invest in a security that is not in respect of any security held by any of the participating Regulated Funds and Affiliated Investors, proportionality will be measured by each participating Regulated Fund’s and Affiliated Investor’s outstanding investment in the issuer immediately preceding the Follow-On Investment using the most recent available valuation thereof.

A “Non-Negotiated Follow-On Investment” is a Follow-On Investment in which a Regulated Fund participates together with one or more Affiliated Investors and/or one or more other Regulated Funds (i) in which the only term negotiated by or on behalf of the participating entities is price, and (ii) with respect to which, if the transaction were considered on its own, the participating entities would be entitled to rely on one of the JT No-Action Letters.

Applicants believe that Pro Rata Follow-On Investments and Non-Negotiated Follow-On Investments do not present a significant opportunity for overreaching on the part of any Adviser and, thus, do not warrant the time or the attention of the Board. Pro Rata Follow-On Investments and Non-Negotiated Follow-On Investments remain subject to the Board’s periodic review in accordance with Condition 10.

b.	Enhanced Review Follow-On Investments

One or more Regulated Funds and one or more Affiliated Investors holding Pre-Boarding Investments may have the opportunity to make a Follow-On Investment that is a Potential Co-Investment Transaction in an issuer with respect to which they have not previously participated in a Co-Investment Transaction. In these cases, the Regulated Funds and Affiliated Investors may rely on the Order to make such Follow-On Investment subject to the requirements of Condition 9. These enhanced review requirements constitute an “onboarding process” whereby Regulated Funds and Affiliated Investors may utilize the Order to participate in Co-Investment Transactions even though they already hold Pre-Boarding Investments. For a given issuer, the participating Regulated Funds and Affiliated Investors need to comply with these requirements only for the first Co-Investment Transaction. Subsequent Co-Investment Transactions with respect to the issuer will be governed by Condition 8 under the standard review process.

3.	Dispositions

The Conditions contain the terms for a Regulated Fund’s participation in the Disposition of Co-Investment Securities or in a Co-Investment Transaction. As provided, a Regulated Fund may dispose of Co-Investment Securities only to the extent that various terms designed to ensure that the Regulated Fund would dispose of these securities in a manner that is fair and equitable, when compared with the disposition terms of another Regulated Fund or Affiliated Investor that invested in the Co-Investment Transaction, are met.

The Order would divide these Dispositions of Co-Investment Securities into two categories: (i) if the Regulated Funds and Affiliated Investors holding investments in the issuer have previously participated in a Co-Investment Transaction with respect to the issuer and continue to hold any Co-Investment Securities for such issuer, then the terms and approval of the Disposition (hereinafter referred to as “Standard Review Dispositions”) would be subject to the process discussed below and governed by Condition 6; and (ii) if the Regulated Funds and Affiliated Investors have not previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Disposition (hereinafter referred to as “Enhanced Review Dispositions”) would be subject to the same “onboarding process” discussed above and governed by Condition 7.

a.	Standard Review Dispositions

A Regulated Fund may participate in a Standard Review Disposition either with the approval of the Required Majority using the standard procedures required under Condition 6(d) or, where certain additional requirements are met, without Board approval under Condition 6(c).

A Regulated Fund may participate in a Standard Review Disposition without obtaining the prior approval of the Required Majority if (i) the Disposition is a Pro Rata Disposition or (ii) the securities are Tradable Securities and the Disposition meets the other requirements of Condition 6(c)(ii).

A “Pro Rata Disposition” is a Disposition (i) in which the participation of each Regulated Fund and each Affiliated Investor is proportionate to its outstanding investment in the security subject to Disposition immediately preceding the Disposition;13 and (ii) in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund’s participation in pro rata Dispositions as being in the best interests of the Regulated Fund. The Regulated Fund’s Board may refuse to approve, or at any time rescind, suspend or qualify, their approval of Pro Rata Dispositions, in which case all subsequent Dispositions will be submitted to the Regulated Fund’s Eligible Directors.

In the case of a Tradable Security, approval of the required majority is not required for the Disposition if: (x) the Disposition is not to the issuer or any affiliated person of the issuer;14 and (y) the security is sold for cash in a transaction in which the only term negotiated by or on behalf of the participating Regulated Funds and Affiliated Investors is price. Pro Rata Dispositions and Dispositions of a Tradable Security remain subject to the Board’s periodic review in accordance with Condition 10.

b.	Enhanced Review Dispositions

One or more Regulated Funds and/or one or more Affiliated Investors that have not previously participated in a Co-Investment Transaction with respect to an issuer may have the opportunity to make a Disposition of Pre-Boarding Investments in a Potential Co-Investment Transaction. In these cases, the Regulated Funds and Affiliated Investors may rely on the Order to make such Disposition subject to the requirements of Condition 7. As discussed above, with respect to investment in a given issuer, the participating Regulated Funds and Affiliated Investors need only complete the onboarding process for the first Co-Investment Transaction, which may be an Enhanced Review Follow-On Investment or an Enhanced Review Disposition.15 Subsequent Co-Investment Transactions with respect to the issuer will be governed by Condition 6 or 8 under the standard review process.

[13]	In the case of any Disposition, proportionality will be measured by each participating Regulated Fund’s and Affiliated Investor’s outstanding investment in the security in question immediately preceding the Disposition.
[14]	In the case of a Tradable Security, Dispositions to the issuer or an affiliated person of the issuer are not permitted so that entities participating in the Disposition do not benefit to the detriment of Regulated Funds that remain invested in the issuer. For example, if a Disposition of a Tradable Security were permitted to be made to the issuer, the issuer may be seeking to reduce its short term assets (i.e., cash) to pay down long term liabilities.
[15]	However, with respect to an issuer, if a Regulated Fund’s first Co-Investment Transaction is an Enhanced Review Disposition, and the Regulated Fund does not dispose of its entire position in the Enhanced Review Disposition, then before such Regulated Fund may complete its first Standard Review Follow-On Investment in such issuer, the Eligible Directors must review the proposed Follow-On Investment not only on a stand-alone basis but also in relation to the total economic exposure in such issuer (i.e., in combination with the portion of the Pre-Boarding Investment not disposed of in the Enhanced Review Disposition), and the other terms of the investments. This additional review is required because such findings were not required in connection with the prior Enhanced Review Disposition, but they would have been required had the first Co-Investment Transaction been an Enhanced Review Follow-On Investment.

4.	Other Conditions

The Conditions include provisions that are designed to protect a Regulated Fund with respect to the payment of fees and expenses associated with a Co-Investment Transaction. They provide that these fees and expenses must be borne by the applicable Adviser or shared pro rata among the Regulated Funds and Affiliated Investors that participate in the Co-Investment Transaction. The Conditions also require that adequate records of a Regulated Fund’s participation or decisions not to participate in Co-Investment Transactions be maintained so that the Commission’s examination staff would have the information necessary to monitor compliance with the terms of the requested Order.

To allow for an independent review of co-investment activities, Condition 10 would require that the Board of each Regulated Fund receive, on a quarterly basis, a record of all investments made by Affiliated Investors and other Regulated Funds during the preceding quarter that: (1) were consistent with such Regulated Fund’s then current Objectives and Strategies and Board-Established Criteria, but (2) were not made available to such Regulated Fund. This record would include an explanation of the reason such investment opportunities were not offered to the Regulated Fund. Each Adviser’s allocation process is capable of tracking all of the information required by Condition 10.

If the Advisers or their principal owners (the “Principals”), or any person controlling, controlled by, or under common control with the Advisers or the Principals, and the Affiliated Funds (collectively, the “Holders”) own in the aggregate more than 25 percent of the outstanding voting shares of a Regulated Fund (the “Shares”), then the Holders will vote such Shares as required by Condition 15. Applicants believe that this condition will ensure that the Non-Interested Directors will act independently in evaluating a Regulated Fund’s and Affiliated Investor’s participation in Co-Investment Transactions, because the ability of the Advisers or the Principals to influence the Non-Interested Directors by a suggestion, explicit or implied, that the Non-Interested Directors can be removed will be limited significantly. The Non-Interested Directors shall evaluate and approve any such independent party, taking into account its qualifications, reputation for independence, cost to the shareholders, and other factors that they deem relevant.

In sum, the Applicants believe that the proposed Conditions would ensure that each Regulated Fund that participates in a Co-Investment Transaction with another Regulated Fund or Affiliated Investor would do so on a basis that is not different from, or less advantageous than, that of those other participants. As a result, the Applicants believe that the participation of the Regulated Funds in Co-Investment Transactions in accordance with the Conditions would be consistent with the provisions, policies, and purposes of the 1940 Act, and would be effected in a manner that would not be different from, or less advantageous than, that of the other participants.

5.	Wholly Owned Investment Subsidiaries

With respect to each Wholly Owned Investment Sub, such a subsidiary would be prohibited from investing in a Co-Investment Transaction with any Affiliated Investor or Regulated Fund because it would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-1 under the 1940 Act. Applicants request that each Wholly Owned Investment Sub be permitted to participate in Co-Investment Transactions in lieu of its parent Regulated Fund and that the Wholly Owned Investment Sub’s participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Fund were participating directly. Applicants represent that this treatment is justified because a Wholly Owned Investment Sub would have no purpose other than serving as a holding vehicle for the Regulated Fund’s investments and, therefore, no conflicts of interest could arise between the Regulated Fund and the Wholly Owned Investment Sub.

The Regulated Fund’s Board would make all relevant determinations under the Conditions with regard to a Wholly Owned Investment Sub’s participation in a Co-Investment Transaction, and the Regulated Fund’s Board would be informed of, and duly take into consideration, any proposed use of a Wholly Owned Investment Sub in the Regulated Fund’s place. If the Regulated Fund proposes to participate in the same Co-Investment Transaction with any of its Wholly Owned Investment Subs, the Board will also be informed of, and take into consideration, the relative participation of the Regulated Fund and the Wholly Owned Investment Sub.

D.	Proposed Conditions

Applicants agree that any Order granting the requested relief shall be subject to the following Conditions with respect to transactions that can be effected only through reliance on that Order:

1.	Identification and Referral of Potential Co-Investment Transactions.

(a) The Advisers will establish, maintain and implement policies and procedures reasonably designed to ensure that each Adviser is promptly notified of all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies and Board-Established Criteria of any Regulated Fund the Adviser manages.

(b) Each time an Adviser considers a Potential Co-Investment Transaction for an Affiliated Investor or another Regulated Fund that falls within a Regulated Fund’s then-current Objectives and Strategies and Board-Established Criteria, each Adviser to a Regulated Fund eligible to participate in the Potential Co-Investment will make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund’s then-current circumstances.

2.	Board Approvals of Co-Investment Transactions.

(a) If each Adviser to a Regulated Fund deems the participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, the Adviser will then determine an appropriate level of investment for the Regulated Fund.

(b) If the aggregate amount recommended by the Advisers to be invested in the Potential Co-Investment Transaction by the participating Regulated Funds and any participating Affiliated Investors exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on each participant’s Available Capital for investment in the asset class being allocated, up to the amount proposed to be invested by each. Each Adviser to a participating Regulated Fund will promptly notify and provide the Eligible Directors with information concerning the Regulated Funds’ and Affiliated Investors’ order sizes to assist the Eligible Directors with their review of the Regulated Fund’s investments for compliance with these allocation procedures.

(c) After making the determinations required in conditions 1 and 2(a), each Adviser to a participating Regulated Fund will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each participating Regulated Fund and Affiliated Investor) to the Eligible Directors of that participating Regulated Fund for their consideration. A Regulated Fund will co-invest with one or more other Regulated Funds and/or one or more Affiliated Investors only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i) the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its shareholders and do not involve overreaching in respect of the Regulated Fund or its shareholders on the part of any person concerned;

(ii) the Potential Co-Investment Transaction is consistent with:

(A) the interests of shareholders of the Regulated Fund; and

(B) the Regulated Fund’s then-current Objectives and Strategies and Board-Established Criteria;

(iii) the investment by any other Regulated Funds or any Affiliated Investor would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from or less advantageous than that of other Regulated Funds or Affiliated Investors; provided that the Required Majority shall not be prohibited from reaching the conclusions required by this Condition (2)(c)(iii) if:

(A) the settlement date for another Regulated Fund or an Affiliated Fund in a Co-Investment Transaction is later than the settlement date for the Regulated Fund by no more than ten business days or earlier than the settlement date for the Regulated Fund by no more than ten business days, in either case, so long as: (x) the date on which the commitments of the Affiliated Funds and Regulated Funds are made is the same; and (y) the earliest settlement date and the latest settlement date of any Affiliated Fund or Regulated Fund participating in the Co-Investment Transaction will occur within ten business days of each other; or

(B) any other Regulated Fund or Affiliated Investor, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company’s board of directors, the right to have a board observer or any similar right to participate in the governance or management of the portfolio company so long as: (x) the Eligible Directors will have the right to ratify the selection of such director or board observer, if any; (y) the Adviser agrees to, and does, provide, periodic reports to the Regulated Fund’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and (z) any fees or other compensation that any Affiliated Investor or any Regulated Fund or any affiliated person of any Affiliated Investor or Regulated Fund receives in connection with the right of an Affiliated Investor or a Regulated Fund to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Affiliated Investors (who each may, in turn, share its portion with its affiliated persons) and the participating Regulated Funds in accordance with the amount of each party’s investment; and

(iv) the proposed investment by the Regulated Fund will not benefit the Advisers, the Affiliated Investors or the other Regulated Funds or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by Condition 14, (B) to the extent permitted by sections 17(e) or 57(k) of the 1940 Act, as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in condition 2(c)(iii)(B)(z).

3.	Right to Decline. Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.

General Limitation. Except for Follow-On Investments made in accordance with Conditions 8 and 9 below,[16] a Regulated Fund will not invest in reliance on the Order in any issuer in which a Related Party has an investment.[17]

5.

Same Terms and Conditions. A Regulated Fund will not participate in any Potential Co-Investment Transaction unless (i) the terms, conditions, price, class of securities to be purchased, date on which the commitment is entered into, and registration rights (if any) will be the same for each participating Regulated Fund and Affiliated Investor, and (ii) the earliest settlement date and the latest settlement date of any participating Regulated Fund or Affiliated Fund will occur as close in time as practicable and in no event more than ten business days apart. The grant to one or more Regulated Funds or Affiliated Investors, but not the respective Regulated Fund, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this Condition 5, if Condition 2(c)(iii) (B) is met.

6.	Standard Review Dispositions.

(a) General. If any Affiliated Investor or any Regulated Fund elects to sell, exchange or otherwise dispose of an interest in a security in a Co-Investment Transaction or an interest in a Co-Investment Security and one or more Regulated Funds and Affiliated Investors have previously participated in a Co-Investment Transaction with respect to the issuer (and continue to hold a Co-Investment Security from that issuer):

[16]	This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which that Regulated Fund already holds investments.
[17]	“Related Party” means (i) any Close Affiliate, and (ii) in respect of matters as to which any Adviser has knowledge, any Remote Affiliate.

“Close Affiliate” means the Advisers, the Regulated Funds, the Affiliated Funds, the KA Proprietary Accounts, and any other person described in Section 57(b) (after giving effect to Rule 57b-1) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) except for limited partners included solely by reason of the reference in Section 57(b) to Section 2(a)(3)(D).

“Remote Affiliate” means any person described in Section 57(e) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) and any limited partner holding 5% or more of the relevant limited partner interests that would be a Close Affiliate but for the exclusion in that definition.

(i) the Adviser to such Regulated Fund or Affiliated Investor, as applicable, will notify each Regulated Fund that holds an investment in the issuer of the proposed Disposition at the earliest practical time; and

(ii) the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to participation by such Regulated Fund in the proposed Disposition.

(b) Same Terms and Conditions. Each Regulated Fund will have the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the participating Affiliated Investors and Regulated Funds.

(c) No Board Approval Required. A Regulated Fund may participate in such Disposition without obtaining prior approval of the Required Majority if:

(i) (A) the participation of each Regulated Fund and Affiliated Investor in such Disposition is proportionate to its then-current holding of the security (or securities) of the issuer that is (or are) the subject of the Disposition;18 (B) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such Dispositions on a pro rata basis (as described in greater detail in the Application); and (C) the Board of the Regulated Fund is provided on a quarterly basis with a list of all Dispositions made in accordance with this Condition; or

(ii) each security is a Tradable Security and (A) the Disposition is not to the issuer or any affiliated person of the issuer; and (B) the security is sold for cash in a transaction in which the only term negotiated by or on behalf of the participating Regulated Funds and Affiliated Investors is price.

(d) Standard Board Approval. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors and the Regulated Fund will participate in such Disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

7.	Enhanced Review Dispositions.

(a) General. If any Regulated Fund or Affiliated Investor elects to sell, exchange or otherwise dispose of a Pre-Boarding Investment in a Potential Co-Investment Transaction and the Regulated Funds and Affiliated Investors have not previously participated in a Co-Investment Transaction with respect to the issuer:

(i) the Adviser to such Regulated Fund or Affiliated Investor will notify each Regulated Fund that holds an investment in the issuer of the proposed Disposition at the earliest practical time;

[18]

In the case of any Disposition, proportionality will be measured by each participating Regulated Fund’s and Affiliated Investor’s outstanding investment in the security in question immediately preceding the Disposition.

(ii) the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to participation by such Regulated Fund in the Disposition; and

(iii) the Advisers will provide to the Board of each Regulated Fund that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Funds and Affiliated Investors, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this Condition.

(b) Enhanced Board Approval. The Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Disposition solely to the extent that a Required Majority determines that:

(i) the Disposition complies with Condition 2(c)(i), (ii), (iii)(A), and (iv); and

(ii) the making and holding of the Pre-Boarding Investments were not prohibited by Section 57 or Rule 17d-1, as applicable, and records the basis for the finding in the Board minutes.

(c) Additional Requirements. The Disposition may be completed in reliance on the Order only if:

(i) Same Terms and Conditions. Each Regulated Fund has the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and Conditions as those applicable to the Affiliated Investors and any other Regulated Funds;

(ii) Original Investments. All of the Affiliated Investors’ and Regulated Funds’ investments in the issuer are Pre-Boarding Investments;

(iii) Advice of Counsel. Independent counsel to the Board advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable;

(iv) Multiple Classes of Securities. All Regulated Funds and Affiliated Investors that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds and Affiliated Investors hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (x) any Regulated Fund’s or Affiliated Investor’s holding of a different class of securities (including for this purpose a security with a different maturity date) is immaterial 19 in amount, including immaterial relative to the size of the issuer; and (y) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security; and

(v) No Control. The Affiliated Investors and the other Regulated Funds and their affiliated persons (within the meaning of Section 2(a)(3)(C) of the Act), individually or in the aggregate, do not control the issuer of the securities (within the meaning of Section 2(a)(9) of the Act).

8.	Standard Review Follow-On Investments.

(a) General. If any Regulated Fund or Affiliated Investor desires to make a Follow-On Investment through a Co-Investment Transaction or in a Co-Investment Security, and the Regulated Funds and Affiliated Investors holding investments in the issuer previously participated in a Co-Investment Transaction with respect to the issuer (and continue to hold a Co-Investment Security from that issuer):

(i) the Adviser to each such Regulated Fund or Affiliated Investor, as applicable, will notify each Regulated Fund that holds securities of the issuer of the proposed transaction at the earliest practical time; and

(ii) the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund.

(b) No Board Approval Required. A Regulated Fund may participate in the Follow-On Investment without obtaining prior approval of the Required Majority if:

(i) (A) the proposed participation of each Regulated Fund and Affiliated Investor in such investment is proportionate to its outstanding investments in the issuer or the security at issue, as appropriate,20 immediately preceding the Follow-On Investment; and (B) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application); or

[19]

In determining whether a holding is “immaterial” for purposes of the Order, the Required Majority will consider whether the nature and extent of the interest in the transaction or arrangement is sufficiently small that a reasonable person would not believe that the interest affected the determination of whether to enter into the transaction or arrangement or the terms of the transaction or arrangement.

[20]

To the extent that a Follow-On Investment opportunity is in a security or arises in respect of a security held by the participating Regulated Funds and Affiliated Investors, proportionality will be measured by each participating Regulated Fund’s and Affiliated Investor’s outstanding investment in the security in question immediately preceding the Follow-On Investment using the most recent available valuation thereof. To the extent that a Follow-On Investment opportunity relates to an opportunity to invest in a security that is not in respect of any security held by any of the participating Regulated Funds or Affiliated Investors, proportionality will be measured by each participating Regulated Fund’s or Affiliated Investor’s outstanding investment in the issuer immediately preceding the Follow-On Investment using the most recent available valuation thereof.

(ii) it is a Non-Negotiated Follow-On Investment.

(c) Standard Board Approval. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority makes the determinations set forth in Condition 2(c). If the only previous Co-Investment Transaction with respect to the issuer was an Enhanced Review Disposition, the Eligible Directors must complete this review of the proposed Follow-On Investment both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms of the investment.

(d) Allocation. If, with respect to any such Follow-On Investment:

(i) the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds’ and the Affiliated Investors’ outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

(ii) the aggregate amount recommended by the Advisers to be invested in the Follow-On Investment by the participating Regulated Funds and any participating Affiliated Investors exceeds the amount of the investment opportunity, then the Follow-On Investment opportunity will be allocated among them pro rata based on the size of their Available Capital.

(e) Other Conditions. The acquisition of Follow-On Investments, as permitted by this Condition, will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this Application.

9.	Enhanced Review Follow-On Investments.

(a) General. If any Regulated Fund or Affiliated Investor desires to make a Follow-On Investment in an issuer that is a Potential Co-Investment Transaction and the Regulated Funds and Affiliated Investors holding investments in the issuer have not previously participated in a Co-Investment Transaction with respect to the issuer:

(i) the Adviser to each such Regulated Fund or Affiliated Investor, as applicable, will notify each Regulated Fund that holds securities of the portfolio company of the proposed transaction at the earliest practical time;

(ii) the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund; and

(iii) the Advisers will provide to the Board of each Regulated Fund that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Funds and Affiliated Investors, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this Condition.

(b) Enhanced Board Approval. The Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority reviews the proposed Follow-On Investment both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms and makes the determinations set forth in Condition 2(c). In addition, the Follow-On Investment may be completed in reliance on the Order only if the Required Majority of each participating Regulated Fund determines that the making and holding of the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable. The basis for the Board’s findings will be recorded in its minutes.

(c) Additional Requirements. The Follow-On Investment may be completed in reliance on the Order only if:

(i) Original Investments. All of the Affiliated Investors’ and Regulated Funds’ investments in the issuer are Pre-Boarding Investments;

(ii) Advice of Counsel. Independent counsel to the Board advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable;

(iii) Multiple Classes of Securities. All Regulated Funds and Affiliated Investors that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds and Affiliated Investors hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (x) any Regulated Fund’s or Affiliated Investor’s holding of a different class of securities (including for this purpose a security with a different maturity date) is immaterial in amount, including immaterial relative to the size of the issuer; and (y) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security; and

(iv) No Control. The Affiliated Investors, the other Regulated Funds and their affiliated persons (within the meaning of Section 2(a)(3)(C) of the Act), individually or in the aggregate, do not control the issuer of the securities (within the meaning of Section 2(a)(9) of the Act).

(d) Allocation. If, with respect to any such Follow-On Investment:

(i) the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds’ and the Affiliated Investors’ outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

(ii) the aggregate amount recommended by the Advisers to be invested in the Follow-On Investment by the participating Regulated Funds and any participating Affiliated Investors exceeds the amount of the investment opportunity, then the Follow-On Investment opportunity will be allocated among them pro rata based on their Available Capital.

(e) Other Conditions. The acquisition of Follow-On Investments, as permitted by this Condition, will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this Application.

10.	Board Reporting, Compliance and Annual Re-Approval.

(a) Each Adviser to a Regulated Fund will present to the Board of each Regulated Fund, on a quarterly basis, and at such other times as the Board may request, (i) a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or any of the Affiliated Investors during the preceding quarter that fell within the Regulated Fund’s then-current Objectives and Strategies and Board-Established Criteria that were not made available to the Regulated Fund, and an explanation of why such investment opportunities were not made available to the Regulated Fund; (ii) a record of all Follow-On Investments in and Dispositions of investments in any issuer in which the Regulated Fund holds any investments by any Affiliated Investor or other Regulated Fund during the prior quarter; and (iii) all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Funds and Affiliated Investors that the Regulated Fund considered but declined to participate in, so that the Independent Directors, may determine whether all Potential Co-Investment Transactions and Co-Investment Transactions during the preceding quarter, including those investments that the Regulated Fund considered but declined to participate in, comply with the Conditions.

(b) All information presented to the Regulated Fund’s Board pursuant to this Condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

(c) Each Regulated Fund’s chief compliance officer, as defined in rule 38a-1(a)(4), will prepare an annual report for its Board each year that evaluates the Regulated Fund’s compliance with the terms and Conditions of the application and the procedures established to achieve such compliance, and documents the basis of that evaluation.

(d) The Independent Directors will consider at least annually whether continued participation in new and existing Co-Investment Transactions is in the Regulated Fund’s best interests.

11.	Record Keeping. Each Regulated Fund will maintain the records required by Section 57(f)(3) of the Act as if each of the Regulated Funds were a BDC and each of the investments permitted under these Conditions were approved by the Required Majority under Section 57(f).

12.	Director Independence. No Independent Director of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise be an “affiliated person” (as defined in the Act) of any Affiliated Investor.

13.	Expenses. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) will, to the extent not payable by the Advisers under their respective investment advisory agreements with the Affiliated Investors and the Regulated Funds, be shared by the Regulated Funds and the Affiliated Investors in proportion to the relative amounts of the securities held or to be acquired or disposed of, as the case may be.

14.	Transaction Fees. [21] Any transaction fee (including any break-up, structuring, monitoring or commitment fees but excluding brokerage or underwriting compensation permitted by Section 17(e) or 57(k) of the 1940 Act) received in connection with any Co-Investment Transaction will be distributed to the participating Regulated Funds and Affiliated Investors on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by such Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the participating Regulated Funds and Affiliated Investors based on the amounts they invest in such Co-Investment Transaction. None of the Affiliated Investors, the Advisers, the other Regulated Funds or any affiliated person of the Regulated Funds or Affiliated Investors will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction other than (i) in the case of the Regulated Funds and Affiliated Investors, the pro rata transaction fees described above and fees or other compensation described in Condition 2(c)(iii)(B)(z), (ii) brokerage or underwriting compensation permitted by Section 17(e) or 57(k) of the 1940 Act, or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with the investment advisory agreement between the Adviser and the Regulated Fund or Affiliated Investor.

15.	Independence. If the Holders own in the aggregate more than 25% of the Shares of a Regulated Fund, then the Holders will vote such Shares as directed by an independent third party when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any other matter under either the 1940 Act or applicable State law affecting the Board’s composition, size or manner of election.

[21]	Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

16.	KA Proprietary Accounts. The KA Proprietary Accounts will not be permitted to invest in a Potential Co-Investment Transaction except to the extent the demand from the Regulated Funds and the Affiliated Funds is less than the total investment opportunity.

IV.

STATEMENT IN SUPPORT OF THE REQUESTED RELIEF

In accordance with Rule 17d-1 (made applicable to transactions subject to Section 57(a) by Section 57(i)), the Commission may grant the requested relief as to any particular joint transaction if it finds that the participation of the Regulated Funds in the joint transaction is consistent with the provisions, policies and purposes of the Act and is not on a basis different from or less advantageous than that of other participants. Applicants submit that allowing the Co-Investment Transactions described in this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and the shareholders thereof and (ii) the protections found in the Conditions.

As required by Rule 17d-1(b), the Conditions ensure that the terms on which Co-Investment Transactions may be made will be consistent with the participation of the Regulated Funds being on a basis that it is neither different from nor less advantageous than other participants, thus protecting the equity holders of any participant from being disadvantaged. The Conditions ensure that all Co-Investment Transactions are reasonable and fair to the Regulated Funds and their shareholders and do not involve overreaching by any person concerned, including the Advisers.

A.	Potential Benefits

In the absence of the relief sought hereby, in many circumstances the Regulated Funds would be limited in their ability to participate in attractive and appropriate investment opportunities. Section 17(d), Section 57(a)(4) and Rule 17d-1 should not prevent BDCs and registered closed-end investment companies from making investments that are in the best interests of their shareholders.

Each Regulated Fund and its shareholders will benefit from the ability to participate in Co-Investment Transactions. The Board of each Regulated Fund, including the Independent Directors of such Regulated Funds, has determined that it is in the best interests of these Funds to participate in Co-Investment Transactions with certain affiliates identified as co-applicants in this Application, including the Affiliated Funds and the KA Proprietary Accounts because, among other matters, (i) the Regulated Fund should be able to participate in a larger number and greater variety of transactions; (ii) the Regulated Fund should be able to participate in larger transactions; (iii) the Regulated Fund should be able to participate in all opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities among the Regulated Funds; (iv) the Regulated Fund and any other Regulated Funds participating in the proposed investment should have greater bargaining power, more control over the investment, and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (v) the Regulated Fund should be able to obtain greater attention and better deal flow from investment bankers and others who act as sources of investments; and (vi) the Conditions are fair to the Regulated Funds and their shareholders.22 Each Regulated Fund’s Board, including the Independent Directors of such Regulated

[22]	It is anticipated that the Board of each other Regulated Fund will make similar findings before engaging in a Co-Investment Transaction in reliance on the requested Order.

Funds, also has determined that it is in the best interests of the Regulated Fund and its shareholders to obtain the Order at the earliest possible time and instructed the officers of the Regulated Fund, Advisers and counsel to use all appropriate efforts to accomplish such goal.

B.	Protective Representations and Conditions

The Conditions ensure that the proposed Co-Investment Transactions are consistent with the protection of each Regulated Fund’s shareholders and with the purposes intended by the policies and provisions of the Act. Specifically, the Conditions incorporate the following critical protections: (i) no KA Proprietary Account will be permitted to invest in a Potential Co-Investment Transaction except to the extent the aggregate orders from the Regulated Funds and any participating Affiliated Funds are less than the total investment opportunity; (ii) all Regulated Funds participating in the Co-Investment Transactions will invest at the same time (except that, subject to the limitations in the Conditions, the settlement date for an Affiliated Fund in a Co-Investment Transaction may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa), for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other; (iii) a Required Majority of each Regulated Fund must approve various investment decisions (not including transactions completed on a pro rata basis pursuant to Conditions 6(c)(i) and 8(b)(i) or otherwise not requiring Board approval) with respect to such Regulated Fund in accordance with the Conditions; and (iv) the Regulated Funds are required to retain and maintain certain records.

Applicants believe that participation by the Regulated Funds in Pro Rata Follow-On Investments and Pro Rata Dispositions, as provided in Conditions 6(c)(i) and 8(b)(i), is consistent with the provisions, policies and purposes of the Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata investment or disposition eliminates the possibility for overreaching and unnecessary prior review by the Board. Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.

Applicants also believe that the participation by the Regulated Funds in Non-Negotiated Follow-On Investments and in Dispositions of Tradable Securities without the approval of a Required Majority is consistent with the provisions, policies and purposes of the Act as there is no opportunity for overreaching by affiliates.

Additional duties imposed by the Conditions on the Advisers include maintaining written policies and procedures reasonably designed to ensure compliance with the Conditions. Each Adviser’s allocation procedures will provide that, subject to the other Conditions set forth in the Order, such Adviser will offer investment opportunities to the KA Proprietary Accounts only if the aggregate orders for a Potential Co-Investment Transaction by the Regulated Funds and Affiliated Funds are less than the total investment opportunity presented by such Potential Co-Investment Transaction.

If an Adviser, its principals, or any person controlling, controlled by, or under common control with the Adviser or its principals, and the Affiliated Funds (collectively, the “Holders”) own in the aggregate more than 25 percent of the outstanding voting shares of a Regulated Fund (the “Shares”), then the Holders will vote such Shares as required under Condition 15. Applicants believe that this condition will ensure that the Independent Directors will act independently in evaluating Co-Investment Transactions, because the ability of the Adviser or its principals to influence the Independent Directors by a suggestion, explicit or implied, that the Independent Directors may be removed if desired by the Holders will be limited significantly. The Independent Directors shall evaluate and approve any independent party, taking into account its qualifications, reputation for independence, cost to the shareholders, and other factors that they deem relevant.

In sum, the Applicants believe that the Conditions would ensure that each Regulated Fund that participates in any type of Co-Investment Transaction does not participate on a basis different from, or less advantageous than, that of such other participants for purposes of Section 17(d) or Section 57(a)(4) and the Rules under the Act. As a result, Applicants believe that the participation of the Regulated Funds in Co-Investment Transactions in accordance with the Conditions would be consistent with the provisions, policies, and purposes of the Act, and would be done in a manner that was not different from, or less advantageous than, the other participants.

V.

PRECEDENTS

The Commission previously has issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to co-invest in Private Placement Securities. See e.g., Benefit Street Partners BDC, Inc., et al., (File No. 812-14601) Investment Company Act Release Nos. 33068 (April 6, 2018) (notice) and 33090 (May 1, 2018) (order); TCG BDC, Inc., et al., (File No. 812-14798) Investment Company Act Release Nos. 32945 (December 20, 2017) (notice) and 32969 (January 17, 2018) (order); Corporate Capital Trust, Inc., et al. (File No. 812-14408) Investment Company Act Rel. Nos. 32642 (May 22, 2017) (notice) and 32683 (June 19, 2017) (order); Corporate Capital Trust, Inc., et al. (File No. 812-14408), Investment Company Act Release Nos. 32642 (May 22, 2017) (notice) and 32683 (June 19, 2017) (order); TICC Capital Corp., et al. (File No. 812-14707) Investment Company Act Rel. Nos. 32641 (May 19, 2017) (notice) and 32680 (June 14, 2017) (order); Solar Capital Ltd., et al. (File No. 812-14735) Investment Company Act Rel. Nos. 32638 (May 17, 2017) (notice) and 32677 (June 13, 2017) (order); New Mountain Finance Corporation, et al. (File No. 812-14699) Investment Company Act Rel. Nos. 32630 (May 8, 2017) (notice) and 32668 (June 5, 2017) (order); Excelsior Private Markets Fund II (Master), LLC, et al. (File No. 812-14548-05) Investment Company Act Rel. Nos. 32597 (April 10, 2017) (notice) and 32628 (May 8, 2017) (order).

VI.

PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the 1940 Act, each Applicant states its address for purposes of this Application is as indicated below:

David Shladovsky

Kayne Anderson Capital Advisors, L.P.

1800 Avenue of the Stars, Third Floor

Los Angeles, CA 90067

The Applicants further state that all written and oral communications concerning the Application should be directed to:

Wendell M. Faria

Paul Hastings LLP

875 15th Street, N.W.

Washington, D.C. 20005

or

David A. Hearth

Paul Hastings LLP

101 California Street

Forty-Eighth Floor

San Francisco, CA 94111

The Applicants desire that the Commission issue an Order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing. The verifications required by Rule 0-2(d) of the 1940 Act are attached hereto as Exhibit A. Applicants request that any questions regarding this Application be directed to the persons listed on the facing page of this Application.

VII.

REQUEST FOR ORDER OF EXEMPTION

For the foregoing reasons, the Applicants request that the Commission enter an Order under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 under the 1940 Act granting Applicants the relief sought by the Application. Applicants submit that the requested exemption is consistent with the protection of investors.

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application this 13th day of August 2018.

*    *    *    *    *    *     *    *    *    *    *

Signature Pages Follow

KAYNE ANDERSON MLP/MIDSTREAM INVESTMENT COMPANY

KAYNE ANDERSON MIDSTREAM/ENERGY FUND, INC.

KAYNE ANDERSON BDC, LLC

By:	/s/ David Shladovsky
Name:	David Shladovsky
Title:	Secretary

Signature Page for Application of Kayne Anderson MLP Investment Company, et al.

KAYNE ANDERSON CAPITAL INCOME PARTNERS (QP), L.P.

KAYNE ANDERSON INCOME PARTNERS, L.P.

KAYNE ANDERSON INFRASTRUCTURE INCOME FUND, L.P.

KAYNE ANDERSON MIDSTREAM ENERGY FUND, LTD.

KAYNE ANDERSON MIDSTREAM INSTITUTIONAL FUND, L.P.

KAYNE ANDERSON MLP FUND, L.P.

KAYNE ANDERSON REAL ASSETS FUND, L.P.

KAYNE EQUITY YIELD STRATEGIES, L.P.

KAYNE SELECT MIDSTREAM RECOVERY FUND, L.P.

KAYNE GLOBAL INFRASTRUCTURE FUND, L.P.

KAYNE RENEWABLE ENERGY INCOME FUND, L.P.

ENERGY INFRASTRUCTURE FUND, L.P.

KA SPECIAL K, L.P.

KANTI (QP), L.P.

KAYNE ANDERSON NON-TRADITIONAL INVESTMENTS, L.P.

KARBO, L.P.

KAYNE LIQUID CREDIT FUND, L.P.

KAYNE OPPORTUNISTIC LIQUID CREDIT FUND, L.P.

By:	Kayne Anderson Capital Advisors, L.P., General Partner

By:	/s/ David Shladovsky

Name:	David Shladovsky

Title:	General Counsel and Senior Managing Director

Signature Page for Application of Kayne Anderson MLP/Midstream Investment Company, et al.

KAYNE SENIOR CREDIT FUND II, L.P.

KAYNE SENIOR CREDIT II OFFSHORE FUND, L.P.

KAYNE SENIOR CREDIT FUND III, L.P.

KAYNE SENIOR CREDIT III OFFSHORE FUND, L.P.

KAYNE KS CREDIT FUND, L.P.

KAYNE SOLUTIONS FUND, L.P.

KAYNE SOLUTIONS OFFSHORE FUND, L.P.

KAYNE MULTIPLE STRATEGY FUND, L.P.

KAYNE ANDERSON REAL ESTATE DEBT, L.P.

KAYNE ANDERSON REAL ESTATE DEBT II, L.P.

KAYNE ANDERSON REAL ESTATE DEBT III, L.P.

By:	Kayne Anderson Capital Advisors, L.P., General Partner

By:	/s/ David Shladovsky

Name:	David Shladovsky

Title:	General Counsel and Senior Managing Director

Signature Page for Application of Kayne Anderson MLP/Midstream Investment Company, et al.

KA CREDIT ADVISORS, LLC

By:	Kayne Anderson Capital Advisors, L.P.Managing Member
By:	/s/ David Shladovsky
Name:	David Shladovsky
Title:	General Counsel and Senior Managing Director

KA FUND ADVISORS, LLC

By:	Kayne Anderson Capital Advisors, L.P.,Managing Member
By:	/s/ David Shladovsky
Name:	David Shladovsky
Title:	General Counsel and Senior Managing Director

KAYNE ANDERSON CAPITAL ADVISORS, L.P.

By:	/s/ David Shladovsky
Name:	David Shladovsky
Title:	General Counsel and Senior Managing Director

Signature Page for Application of Kayne Anderson MLP/Midstream Investment Company, et al.

SCHEDULE A

Tax ID’s

Energy Marketable Securities Funds

Kayne Anderson Capital Income Partners (QP), L.P.

Kayne Anderson Income Partners, L.P.

Kayne Anderson Infrastructure Income Fund, L.P.

Kayne Anderson Midstream Energy Fund, Ltd.

Kayne Anderson Midstream Institutional Fund, L.P.

Kayne Anderson MLP Fund, L.P.

Kayne Anderson Real Assets Fund, L.P.

Kayne Equity Yield Strategies, L.P.

Kayne Select Midstream Recovery Fund, L.P.

Kayne Global Infrastructure Fund, L.P.

Kayne Renewable Energy Income Fund, L.P.

Energy Infrastructure Fund, L.P.

KA Special K, L.P.

95-4774040 95-4774043 27-1534640 98-1433445 26-3885960 61-1437017 20-2532390 82-1057712 47-5195808 82-2327753 82-2743477 27-0965314 46-3208397
Real Estate Debt Funds Kayne Anderson Real Estate Debt, L.P. Kayne Anderson Real Estate Debt II, L.P. Kayne Anderson Real Estate Debt III, L.P.	61-1781795 81-4179734 82-2565426

Private Debt Funds

Kayne Senior Credit Fund II, L.P.

Kayne Senior Credit II Offshore Fund, L.P.

Kayne Senior Credit Fund III, L.P.

Kayne Senior Credit III Offshore Fund, L.P.

Kayne Anderson BDC, LLC

Kayne KS Credit Fund, L.P.

Kayne Solutions Fund, L.P.

Kayne Solutions Offshore Fund, L.P.

Kayne Multiple Strategy Fund, L.P.

46-5053278 98-1156275 35-2574749 98-1337992 83-0531326 35-2507517 82-0643445 98-1391299 83-1129577
Other Funds KANTI (QP), L.P. Kayne Anderson Non-Traditional Investments, L.P. KARBO, L.P. Kayne Liquid Credit Fund, L.P. Kayne Opportunistic Liquid Credit Fund, L.P.	46-2290393 95-4198602 46-3298658 81-4520409 82-5045280

EXHIBIT A-1

VERIFICATION

The undersigned states that he has duly executed the attached Application dated as of August 13, 2018 for and on behalf of Kayne Anderson MLP/Midstream Investment Company, Kayne Anderson Midstream/Energy Fund, Inc., and Kayne Anderson BDC, LLC; that he is the Secretary of each of these companies; and that all action necessary to authorize the undersigned to execute and file such instrument on behalf of each of these companies has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof, and that the facts set forth are true to the best of his knowledge, information and belief.

/s/ David Shladovsky
Name: David Shladovsky
Title: Secretary

EXHIBIT A-2

VERIFICATION

The undersigned states that he has duly executed the attached Application dated as of August 13, 2018 for and on behalf of Kayne Anderson Capital Advisors, L.P.(“KACALP”), acting in its capacity as General Partner/Managing Member of each of the Affiliated Funds listed on Schedule A hereto as Applicants in this Application; that he is the General Counsel and Senior Managing Director of KACALP; and that all action necessary to authorize the undersigned to execute and file such instrument on behalf of the Affiliated Funds has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts set forth are true to the best of his knowledge, information and belief.

/s/ David Shladovsky
Name: David Shladovsky
Title: General Counsel and Senior Managing Director

EXHIBIT A-3

VERIFICATION

The undersigned states that he has duly executed the attached Application dated as of August 13, 2018 for and on behalf of KA Credit Advisors, LLC (“KA Credit”), KA Fund Advisors, LLC (“KAFA”), and Kayne Anderson Capital Advisors, L.P.(“KACALP”); that he is the General Counsel and Senior Managing Director of KACALP, which is the sole Managing Member of KA Credit and KAFA; and that all action necessary to authorize the undersigned to execute and file such instrument on behalf of KA Credit, KAFA and KACALP has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts set forth are true to the best of his knowledge, information and belief.

/s/ David Shladovsky
Name: David Shladovsky
Title: General Counsel and Senior Managing Director

EXHIBIT B

RESOLUTIONS OF BOARD OF DIRECTORS OF

KAYNE ANDERSON MLP/MIDSTREAM INVESTMENT COMPANY

KAYNE ANDERSON MIDSTREAM/ENERGY FUND, INC.

KAYNE ANDERSON BDC, LLC

The undersigned hereby certifies that he is the Secretary of each of Kayne Anderson MLP/Midstream Investment Company (“KYN”), and Kayne Anderson Midstream/Energy Fund, Inc. (“KMF”), each a Maryland corporation registered with the Securities and Exchange Commission (“SEC”) as a closed-end investment company, and Kayne Anderson BDC, LLC, a Delaware limited liability company that intends to elect pursuant to Section 54 of the Investment Company Act of 1940, as amended (the “1940 Act”) to be regulated as a business development company (“KA BDC” and, together with KYN and KMF, the “Funds”); that with respect to the attached Application (the “Application”) for exemption from certain provisions of the Investment Company Act of 1940, as amended (the “1940 Act”), all actions necessary to authorize the execution and filing of the Application under the respective certificate of incorporation and by-laws of each Fund have been taken and the person filing the Application on behalf of each Fund is fully authorized to do so; and that the board of directors of each Fund (the “Board”), at a meeting held on June 27, 2018, has duly adopted the following resolutions:

RESOLVED, that filing of an application (each, an “Application”) with the SEC pursuant to Rule 17d-1 under the 1940 Act, as well as Sections 57(a)(4) and 57(i) of the 1940 Act, for an order of exemption from the provisions of Section 57(a)(4) of and Rule 17d-1 under the 1940 Act to permit each of the Funds to engage in certain joint transactions that otherwise may be prohibited by Section 57(a)(4) and Rule 17d-1, as applicable, is hereby approved, authorized and directed; and

FURTHER RESOLVED, that the appropriate officers of the Funds, be, and each of them hereby is, authorized, empowered and directed to take all steps necessary to prepare, execute and file such documents, including any amendments thereto, as such officer may deem necessary, appropriate or convenient to carry out the intent and purpose of the foregoing resolution, including filing any further amendment to the Applications.

By:	/s/ David Shladovsky
Title: Secretary